UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Viad Corp	**0000884219**
Exact name of registrant as specified in charter	Registrant CIK Number
Year ended December 31, 2006	**001-11015**
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on June 28, 2007.

Viad Corp

____
Scott E. Sayre
Vice-President, General Counsel & Secretary

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, that the information set forth in this statement is true and complete.

By: ____________________
(Name and Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2006**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number: **001-11015**

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIAD CORP
1850 N. CENTRAL AVENUE, SUITE 800
PHOENIX, AZ 85004-4545

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL ACCUMULATION PLAN

Suzanne Pearl
Suzanne Pearl
Chairman, Viad Corp Capital Accumulation Plan Committee

DATE: June 28, 2007

VIAD CORP CAPITAL ACCUMULATION PLAN

Financial Statements
Years Ended December 31, 2006 and 2005,
Supplemental Schedule
as of December 31, 2006, and Report of
Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Viad Corp Capital Accumulation Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Viad Corp Capital Accumulation Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Phoenix, Arizona
June 22, 2007

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Participant-Directed Investments at Fair Value	$ 95,039,223	$ 84,917,605
Receivables:		
Participant loans	1,360,570	1,196,728
Contributions	70,984	77,191
Dividends	11,181	10,838
Total receivables	1,442,735	1,284,757
Cash	5,733	465
Net Assets Available for Benefits at Fair Value	96,487,691	86,202,827
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	72,310	75,080
Net Assets Available for Benefits	$ 96,560,001	$ 86,277,907

See Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Additions:		
Participant contributions	$ 8,940,523	$ 8,131,973
Investment income:		
Net appreciation in fair value of investments	8,775,859	1,966,318
Dividends	2,075,883	2,751,648
Interest	797,399	642,961
Net investment income	11,649,141	5,360,927
Total additions	20,589,664	13,492,900
Deductions:		
Distributions to participants	10,307,570	14,914,258
Increase (Decrease) in Net Assets Available for Benefits	10,282,094	(1,421,358)
Net Assets Available for Benefits, Beginning of Year	86,277,907	87,699,265
Net Assets Available for Benefits, End of Year	$ 96,560,001	$ 86,277,907

See Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

Note 1. Description of the Plan

The following brief description of the Viad Corp Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan, commonly known as Toward Retirement Income Management or TRIM, was established on January 1, 1985 and has been amended periodically since that date. United States employees of Viad Corp, its division and certain of its subsidiaries ("Viad" or the "Company"), except for those covered by a collective bargaining agreement that does not call for participation in the Plan, and leased employees are eligible to participate in the Plan if the position in which the employee works is one that would customarily have at least 1,000 hours of service in a twelve consecutive month period for which they are paid a regular fixed compensation. Effective July 1, 1999, any employee that is anticipated to work at this minimum level of hours is eligible to join the Plan on the first day of hire. Employees contribute to the Plan through the reduction of wages on a pre-tax basis, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations.

The Plan is subject to various regulations, particularly Section 401(k) of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Administration. The Plan is administered by a committee of at least three persons appointed by the Chief Executive Officer of the Company (the "Committee"). Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. Participants are charged a loan processing fee, retirees and terminated employees are charged an annual administrative fee and participants and alternate payees are charged for the cost of legal review of qualified domestic relations orders. Additionally, certain investment options bear a fund expense which is reflected in the share price of the fund. All other Plan expenses are paid directly by Viad.

Spin-Off and Transfer of Assets Out to MoneyGram Plan. On June 30, 2004, Viad spun-off its wholly-owned subsidiary, MoneyGram International, Inc. ("MoneyGram"), and distributed all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. As a result, as of December 31, 2006 and 2005, MoneyGram common stock was held by the Plan; however, MoneyGram is not an investment election for future participant contributions.

Contributions. Participants may contribute up to 50 percent of pre-tax annual compensation as defined by the Plan, subject to annual Internal Revenue Service ("IRS") limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the direction of the participants into various investment options offered by the Plan. Participants select the allocation of their contributions which are maintained in individual participant accounts. In addition, participants who are age 50 or older and defer the maximum allowed annually may also contribute an additional amount of "catch-up" contributions subject to annual IRS limits. During 2006, the Plan offered 18 mutual funds and two common/collective trusts as investment options for participant contributions. As of January 1, 2002, the common stock of Viad was no longer offered as an investment option for future participant contributions. Effective February 1, 2005, the Company began offering T. Rowe Price Retirement Funds intended to be one-stop investments offering participants a professionally managed and diversified portfolio with a time-driven strategy based on a planned retirement date.

Effective January 2, 2006, the FINOVA Group Inc. common stock was removed as an investment option. Plan participants either transferred shares in the FINOVA Group Inc. into other investment options by December 30, 2005, or on January 2, 2006, the proceeds were reinvested, on a pro rata basis, in accordance with Plan participants' current investment elections. Additionally, effective March 3, 2006, the Vanguard Windsor Fund was removed as an investment option and Plan participants either transferred shares into other investment options by February 21, 2006, or on March 3, 2006, participant balances were transferred to the T. Rowe Price Value Fund, a current investment option in the Plan.

Matching contributions made by Viad, consisting of Viad common stock, are contributed to the Viad Corp Employees' Stock Ownership Plan ("ESOP"). Participants receive a matching contribution based on pre-tax deferrals to the Plan of 100 percent of the first three percent of wage reduction and an additional matching contribution of 50 percent of the next two percent of wage reduction, for an overall maximum matching contribution of four percent of pre-tax earnings. All matching contributions are 100 percent vested and non-forfeitable when made and are limited to the applicable amounts as prescribed by the Code. In-service withdrawals of matching contributions from the ESOP are not permitted. However, such amounts may be withdrawn from the ESOP and reinvested in the Plan's investments. Such amounts are reflected as "Participant contributions" in the statements of changes in net assets available for benefits. Viad's Board of Directors may also provide discretionary profit sharing allocations of additional shares of Viad common stock to the ESOP. These profit sharing allocations are made pro rata based on participant compensation and are 100 percent vested once made regardless of years of service.

Distributions to Participants. Benefits are paid to participants upon termination from the Company, disability, retirement or death. Any participant who terminates employment may leave their account balance with the Plan, subject to the rules for required distributions.

Participant Loans and Hardship Withdrawals. The Plan allows participants to borrow against Plan account balances (not including the portion that the Company has contributed) in an amount not to exceed the lesser of 50 percent of a participant's vested balance or $50,000 reduced by the participant's highest outstanding loan balance in the previous 12 months. The applicable interest rate is determined by the Committee. Current policy establishes the interest rate as the prime rate at the beginning of the quarter in which the loan withdrawal is made plus one percent. Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years. Effective January 1, 2006, an administrative fee of $50 was implemented for loans on a participant's account balance.

Withdrawals of employee wage reduction contributions may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained. The Plan was amended effective August 29, 2005 to provide for certain relief with respect to allowing hardships and increasing plan loans for participants affected by Hurricane Katrina. On May 16, 2006, the Plan was amended to include additional criteria used to qualify as a financial hardship.

Participant Accounts. For each participant, various accounts are maintained to record employee contributions, Company matching contributions made to the ESOP, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation in the fair value of the Plan's investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less any outstanding participant loans.

Plan Termination and Amendment. While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA provided all employer contributions due at the termination date have been paid. The Company also has the right to amend the Plan from time to time. The Plan was restated January 14, 2002 in accordance with changes in the law commonly referred to as GUST (which refers to the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act, the Small Business Job Protection Act, the IRS Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000). The Plan was subsequently amended February 26, 2002 to permit diversification of investments out of Viad common stock, subject to IRS approval. This approval was received on December 16, 2002, and therefore, was not in effect for the 2002 plan year. On December 4, 2002, the Plan was amended to adopt a good faith amendment per the Economic Growth and Tax Relief Reconciliation Act of 2001 and was subsequently amended on February 20, 2003, as a condition of the most recent IRS determination letter.

The Plan was amended in November 2003, effective January 1, 2004, to incorporate the safe harbor features. The Plan was also amended effective June 30, 2004 to provide for the transfer of participant accounts to a new defined contribution plan for MoneyGram individuals established in connection with the MoneyGram spin-off. The Plan was amended on May 24, 2005 to provide for the automatic rollover of mandatory distributions, Plan charges to participant accounts for legal review of qualified domestic relations orders, and for the rollover of ESOP accounts by former participants. The Plan was restated effective June 1, 2005.

Recent Accounting Pronouncement. As of December 31, 2006, the Plan adopted FASB Staff Position AAG INV-1 and Statement of Position No. 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"). The FSP requires the statement of net assets available for benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the statement of net assets available for benefits as of December 31, 2005. The adoption of the FSP resulted in adjustments from fair value to contract value for fully benefit-responsive investment contracts of $72,310 and $75,080 as of December 31, 2006 and 2005, respectively.

Note 2. Summary of Significant Accounting Policies

Significant accounting policies are as follows:

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value except for the T. Rowe Price Stable Value Fund ("Stable Value Fund"), which is benefit-responsive and is stated at fair value and adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on the current levels of similar instruments with comparable durations. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan. Common stock is valued at its quoted market price. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits. Benefit payments to participants are recorded when paid.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investments in common stock, mutual funds and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 3. Investments

Investments held as of December 31, 2006 and 2005 are as follows:

	2006		2005	
T. Rowe Price Value Fund	$ 23,266,298	*	$ 2,320,552	
T. Rowe Price Equity Index 500 Fund	10,897,607	*	9,865,758	*
T. Rowe Price Stable Value Fund	8,434,846	*	8,922,429	*
T. Rowe Price Blue Chip Growth Fund	8,393,617	*	7,329,647	*
T. Rowe Price Prime Reserve Fund	8,157,386	*	8,373,028	*
T. Rowe Price New Horizons Fund	7,850,116	*	7,141,999	*
MoneyGram International, Inc.	5,823,542	*	5,648,491	*
T. Rowe Price International Stock Fund	2,736,066		1,710,774	
T. Rowe Price Bond Index Trust	2,472,140		2,655,686	
T. Rowe Price International Growth & Income Fund	2,467,241		1,308,385	
T. Rowe Price Retirement 2020 Fund	2,210,458		900,303	
T. Rowe Price Retirement 2025 Fund	2,048,577		1,179,750	
Viad Corp	1,912,033		1,592,871	
T. Rowe Price Retirement 2030 Fund	1,773,641		960,962	
T. Rowe Price Spectrum Income Fund	1,388,161		1,139,972	
T. Rowe Price Retirement 2015 Fund	1,313,570		630,162	
T. Rowe Price Retirement 2010 Fund	1,260,879		675,553	
T. Rowe Price Retirement 2035 Fund	983,071		672,250	
T. Rowe Price Retirement 2040 Fund	800,459		511,392	
T. Rowe Price Retirement Income Fund	458,416		152,697	
T. Rowe Price Retirement 2005 Fund	318,752		430,528	
T. Rowe Price Retirement 2045 Fund	72,347		7,384	
Vanguard Windsor Fund	-		20,787,032	*
	$ 95,039,223		$ 84,917,605	

* Investment represents five percent or more of the Plan's net assets.

Net appreciation in fair value of investments and dividend income for the year ended December 31, 2006 by major classification of investments is as follow:

	Net Appreciation in Fair Value of Investments	Dividend Income
Registered investment companies	$ 6,993,795	$ 2,034,282
Other common stock	1,130,181	33,607
Viad Corp common stock	556,512	7,994
Common/collective trusts	95,371	-
	$ 8,775,859	$ 2,075,883

The Stable Value Fund is valued at the aggregate contract value of the portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying investments ranged from 3.45 to 5.93 percent and 3.34 to 6.33 percent for 2006 and 2005, respectively, allowing for blended rates of return for the fund of 4.33 and 3.95 percent for 2006 and 2005, respectively.

Note 4. Exempt Party-in-Interest Transactions

Plan investments include shares of registered investment companies and common/collective trusts managed by T. Rowe Price. As T. Rowe Price is the trustee as defined by the Plan, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held 47,094 and 54,309 shares, respectively, of Viad common stock with a cost basis of $864,817 and $994,157, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income from this investment of $7,994 and $9,352, respectively.

Note 5. Federal Income Tax Status

The IRS has determined and informed the Company by determination letter dated December 16, 2002, that the Plan and related trust were designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005
Net assets available for benefits per financial statements	$ 96,560,001	$ 86,277,907
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(70,425)	-
Net assets available for benefits per Form 5500	$ 96,489,576	$ 86,277,907

Note 7. Subsequent Events

Effective January 1, 2007, the T. Rowe Price Retirement 2050 Fund and T. Rowe Price Retirement 2055 Fund were made available to participants as investment options in the Plan. In addition, in February 2007, the Plan added two features made available by the Pension Protection Act of 2006: (1) military reservist distributions and (2) rollover options for non-spousal beneficiaries.

VIAD CORP CAPITAL ACCUMULATION PLAN

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

Column B Identity of Issuer, Borrower, Lessor or Similar Party	Column C Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Column E Current Value
* T. Rowe Price Value Fund	Mutual Fund - 860,122 shares	$ 23,266,298
* T. Rowe Price Equity Index Fund	Mutual Fund - 286,478 shares	10,897,607
* T. Rowe Price Stable Value Fund	Common/Collective Trust - 8,507,156 units	8,436,731
* T. Rowe Price Blue Chip Growth Fund	Mutual Fund - 234,918 shares	8,393,617
* T. Rowe Price Prime Reserve Fund	Mutual Fund - 8,157,386 shares	8,157,386
* T. Rowe Price New Horizons Fund	Mutual Fund - 243,113 shares	7,850,116
* T. Rowe Price International Stock Fund	Mutual Fund - 162,571 shares	2,736,066
* T. Rowe Price Bond Index Trust	Common/Collective Trust - 105,647 units	2,472,140
* T. Rowe Price International Growth & Income Fund	Mutual Fund - 140,184 shares	2,467,241
* T. Rowe Price Retirement 2020 Fund	Mutual Fund - 127,404 shares	2,210,458
* T. Rowe Price Retirement 2025 Fund	Mutual Fund - 159,298 shares	2,048,577
* T. Rowe Price Retirement 2030 Fund	Mutual Fund - 95,408 shares	1,773,641
* T. Rowe Price Spectrum Income Fund	Mutual Fund - 113,877 shares	1,388,161
* T. Rowe Price Retirement 2015 Fund	Mutual Fund - 106,190 shares	1,313,570
* T. Rowe Price Retirement 2010 Fund	Mutual Fund - 79,450 shares	1,260,879
* T. Rowe Price Retirement 2035 Fund	Mutual Fund - 74,645 shares	983,071
* T. Rowe Price Retirement 2040 Fund	Mutual Fund - 42,691 shares	800,459
* T. Rowe Price Retirement Income Fund	Mutual Fund - 34,914 shares	458,416
* T. Rowe Price Retirement 2005 Fund	Mutual Fund - 27,455 shares	318,752
* T. Rowe Price Retirement 2045 Fund	Mutual Fund - 5,849 shares	72,347
MoneyGram International, Inc.	Common Stock - 185,700 shares	5,823,542
Viad Corp	Common Stock - 47,094 shares	1,912,033
Participant loans receivable	Participant loans - interest at 4.75% to 11.5% per year, maturing through 2021	1,360,570
		$ 96,401,678

* Party-in-interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-130175 of Viad Corp on Form S-8 of our report dated June 22, 2007, appearing in this Annual Report on Form 11-K of Viad Corp Capital Accumulation Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Phoenix, Arizona
June 22, 2007

END